UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 6)*
Under the Securities Exchange Act of 1934
ENTASIS THERAPEUTICS HOLDINGS INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
293614 103
(CUSIP Number)
Pavel Raifeld Chief Executive Officer Innoviva, Inc. 1350 Old Bayshore Highway Suite 400 Burlingame, CA 877-202-1097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,345,794(1)
	8	SHARED VOTING POWER 20,000,000(2)
	9	SOLE DISPOSITIVE POWER 37,345,794(1)
	10	SHARED DISPOSITIVE POWER 20,000,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,345,794
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.15%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by INVA on April 22, 2020, June 11, 2020, and September 1, 2020.
(2)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.
(3)
Based on 47,637,629 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q filed on November 4, 2021 plus warrants to purchase 28,672,897 shares of Common Stock previously acquired by the Reporting Persons.

CUSIP NO. 04216R 102
1	NAME OF REPORTING PERSON Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Includes shares of Common Stock and warrants to purchase Common Stock acquired by ISO on May 3, 2021 and June 11, 2021.
(2)
Based on 47,637,629 shares of Common Stock outstanding as of November 1, 2021, as reported by the Issuer in its Form 10-Q filed on November 4, 2021 plus warrants to purchase 10,000,000 shares of Common Stock previously acquired by the Reporting Persons.

Explanatory Note
This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission on June 11, 2021 and previously amended, (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (“Common Stock”) of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer. Innoviva, Inc. (“INVA”) and Innoviva Strategic Opportunities LLC (“ISO” and together with INVA, the “Reporting Persons”) are filing this amendment to reflect INVA’s submission to Issuer of a non-binding proposal to acquire the outstanding stock of the Issuer not owned by INVA. Except as specifically amended and supplemented by this Amendment No. 6, the Schedule 13D remains in full force and effect
Item 4. Purpose of Transaction
On February 1, 2022, INVA submitted to the Issuer a non-binding proposal to acquire all of the outstanding stock of the Issuer not owned by the Reporting Persons (the “Proposal”) for all cash consideration valuing the Issuer’s common stock at $1.80 per share. This represents a 23% premium to the Issuer’s closing price on January 31, 2022.  The Proposal contemplates that the acquisition would be conditioned on the independent members of the Issuer’s Board of Directors (or a committee thereof), represented by independent legal and financial advisors, approving the transaction, and such transaction being approved by holders of a majority of the outstanding shares of the Issuer’s capital stock owned or controlled by disinterested stockholders.  Neither of these conditions is waivable.
The Proposal is non-binding and is subject to confirmatory diligence including legal, clinical, regulatory, accounting and tax diligence, and is subject to negotiation and execution of a definitive merger agreement.  There can be no assurance that a definitive agreement with respect to the transaction contemplated by the Proposal will be executed or, if executed, whether the transaction will be consummated.  There is also no certainty as to whether, or when, the Issuer may respond to the Proposal, or as to the time table for execution of any definitive agreement.  INVA reserves the right to withdraw the Proposal or modify the terms at any time including with respect to the amount or form of consideration.  INVA may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal, including, without limitation, (x) engaging in discussions with other stockholders, advisors, and other relevant parties, and (y) entering into agreements, arrangements and understandings as may be appropriate in connection with the Proposal.
In addition, INVA has confirmed to the Issuer that it would be prepared to provide financing to the Issuer in an amount of not less than $15,000,000 in order to support the Issuer’s product development and operations while the transaction described above is being finalized.
The foregoing description is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference.
INVA may, from time to time and at any time, either alone or together with others: (i) acquire additional Common Stock and warrants and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of its Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5. Interest in Securities of the Issuer
Item 5 in Schedule 13D is hereby amended and restated as follows:
The information contained in the cover page and in Item 4 to this Schedule 13D is hereby incorporated by reference into this Item 5. The Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.
Item 7. Material to Be Filed as Exhibits

Exhibit 11 – Proposal to Members of Board of Directors of the Issuer, dated February 1, 2022

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2022
INNOVIVA, INC.

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
By: Innoviva, Inc., its managing member

By: /s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer